Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

November 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ETF Series Solutions (File Nos. 333-179562 and 811-22668) Filing Pursuant to Rule 485(b)

Ladies and Gentlemen:

 On behalf of our client, ETF Series Solutions (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933 and under the Investment Company Act of 1940, Post-Effective Amendment No. 413 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 413”). The purpose of PEA No. 413 is to: (i) incorporate comments received from the Staff to the Trust’s PEA No. 350, as filed on June 12, 2018; and (ii) make other non-material changes to the Prospectus and Statement of Additional Information for the Trust’s Gadsden Dynamic Growth ETF and Gadsden Dynamic Multi-Asset ETF.
I hereby certify that PEA No. 413 does not contain disclosure that renders it ineligible to be filed under Rule 485(b).
Please feel free to contact me at 202.373.6173 with your questions or comments.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001